UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Zendesk, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98936J101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98936J101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Matrix Partners IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[1]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,375,405[2]
	6.	Shared Voting Power
	7.	Sole Dispositive Power 5,375,405[2]
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,375,405[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%[3]
12.	Type of Reporting Person (See Instructions) PN

[1]	This Schedule 13G is filed by Matrix Partners IX, L.P. (“Matrix IX”); Matrix IX Management Co., L.L.C. (“Matrix IX MC”), the general partner of Matrix IX; and Dana Stalder (“Mr. Stalder”), Managing Member of Matrix IX MC (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[2]	Represents 5,375,405 shares held directly by Matrix IX (the “Matrix IX Shares”). Matrix IX MC is the general partner of Matrix IX, and Mr. Stalder is a managing member of Matrix IX MC. Mr. Stalder has sole voting and dispositive power with respect to Matrix IX Shares. The Reporting Persons disclaim beneficial ownership of the Matrix IX Shares, except to the extent of their respective pecuniary interests therein.
[3]	This percentage is calculated based upon 72,834,725 shares of the Issuer’s common stock outstanding as of October 31, 2014.

CUSIP No. 98936J101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Matrix IX Management Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[4]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,375,405[5]
	6.	Shared Voting Power
	7.	Sole Dispositive Power 5,375,405[5]
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,375,405[5]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%[6]
12.	Type of Reporting Person (See Instructions) OO

[4]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[5]	Represents the Matrix IX Shares. Matrix IX MC is the general partner of Matrix IX, and Mr. Stalder is a managing member of Matrix IX MC. Mr. Stalder has sole voting and dispositive power with respect to the Matrix IX Shares. The Reporting Persons disclaim beneficial ownership of the Matrix IX Shares, except to the extent of their respective pecuniary interests therein.
[6]	This percentage is calculated based upon 72,834,725 shares of the Issuer’s common stock outstanding as of October 31, 2014.

CUSIP No. 98936J101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dana Stalder
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒[7]
3.	SEC Use Only
4.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,384,641[8]
	6.	Shared Voting Power
	7.	Sole Dispositive Power 5,384,641[8]
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,384,641[8]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.4%[9]
12.	Type of Reporting Person (See Instructions) IN

[7]	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
[8]	Represents the Matrix IX Shares and 9,236 shares held directly by Weston & Co. IX LLC (“Weston IX”) as nominee for Vista Grande Trust (the “Trust”), a trust of which Mr. Stadler is the trustee and a beneficiary, and which is the beneficial owner of such shares (the “Trust Shares”). Matrix IX MC is the general partner of Matrix IX, and Mr. Stalder is a managing member of Matrix IX MC. Mr. Stalder has sole voting and dispositive power with respect to the Matrix IX Shares. Mr. Stalder, as trustee of the Trust, has sole voting and dispositive power with respect to the Trust Shares. The Reporting Person disclaims beneficial ownership of the Matrix IX Shares and the Trust Shares, except to the extent of his pecuniary interest therein.
[9]	This percentage is calculated based upon 72,834,725 shares of the Issuer’s common stock outstanding as of October 31, 2014.

Item 1.

	(a)	Name of Issuer Zendesk, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 1019 Market Street, San Francisco, CA 94103

Item 2.

	(a)	Name of Person Filing Matrix Partners IX, L.P. (“Matrix IX”) Matrix IX Management Co., L.L.C (“Matrix IX MC”) Dana Stalder (“Mr. Stalder”)

	(b)	Address of Principal Business Office or, if none, Residence c/o Matrix Partners, 101 Main Street, 17th Floor, Cambridge, MA 02142

	(c)	Citizenship Matrix IX: Delaware limited partnership Matrix IX MC: Delaware limited liability company Mr. Stalder: US citizen

	(d)	Title of Class of Securities Common Stock, par value $0.001 per share

	(e)	CUSIP Number 98936J101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of December 31, 2014: Matrix IX was the record holder of 5,375,405 shares of Common Stock (the “Matrix IX Shares”), Matrix IX MC was the record holder of 0 shares of Common Stock (the “Matrix IX MC Shares”), and Mr. Stalder was the record holder of 0 shares of Common Stock. Weston IX was the record holder of 9,236 shares of Common Stock as nominee for the Trust, of which Mr. Stadler is trustee and a beneficiary.

Matrix IX MC, as the general partner of Matrix IX, has sole voting and dispositive power over the Matrix IX Shares. Mr. Stalder, as managing member of Matrix IX MC, as General Partner of Matrix IX, and as trustee of the Trust, has sole voting and dispositive power over the Matrix IX Shares and the Trust Shares.

	(b)	Percent of class: Matrix IX: 7.4% Matrix IX MC: 7.4% Mr. Stalder: 7.4%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote Matrix IX: 5,375,405 Matrix IX MC: 5,375,405 Mr. Stalder: 5,384,641

		(ii)	Shared power to vote or to direct the vote

		(iii)	Sole power to dispose or to direct the disposition of Matrix IX: 5,375,405 Matrix IX MC: 5,375,405 Mr. Stalder: 5,384,641

		(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Each of the Reporting Persons Expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015 Date

MATRIX PARTNERS IX, L.P.

By:	Matrix IX Management Co., L.L.C., a Delaware limited liability company and general partner of Matrix Partners IX, L.P.

By:	/s/ Dana Stalder
Name:	Dana Stalder
Title:	Authorized Member

MATRIX IX MANAGEMENT CO., L.L.C.

By:	/s/ Dana Stalder
Name:	Dana Stalder
Title:	Authorized Member

/s/ Dana Stalder
Dana Stalder

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

MATRIX PARTNERS IX, L.P.

By:	Matrix IX Management Co., L.L.C., a Delaware limited liability company and general partner of Matrix Partners IX, L.P.

By:	/s/ Dana Stalder
Name:	Dana Stalder
Title:	Authorized Member

MATRIX IX MANAGEMENT CO., L.L.C.

By:	/s/ Dana Stalder
Name:	Dana Stalder
Title:	Authorized Member

/s/ Dana Stalder
Dana Stalder